SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO/A

Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Kiewit Investment Fund LLLP

(Name of Subject Company (Issuer))

Kiewit Finance Group Inc.

(Name of Filing Person (Offeror))

Limited Partnership Units

(Title of Class of Securities)

N/A

(Cusip Numbers of Class of Securities)

SCHEDULE 13E-3/A

Amendment No. 2

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Kiewit Investment Fund LLLP

(Name of Subject Company (Issuer))

Kiewit Finance Group Inc.

(Name of Filing Person (Offeror))

Limited Partnership Units

(Title of Class of Securities)

N/A

(Cusip Numbers of Class of Securities)

Tobin A. Schropp

Kiewit Finance Group Inc.

Kiewit Plaza

3555 Farnam Street

Omaha, Nebraska 68131

Telephone:  (402) 342-2052

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Filing Person(s))

Copies to:

Eric Olson Chief Executive Officer Kiewit Investment Fund LLLP Kiewit Plaza 3555 Farnam Street Omaha, NE 68131 Telephone: (800) 443-4306	Rose F. DiMartino Laura L. Delanoy P. Jay Spinola Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$22,067,744.96	$2,529

(1)          Estimated for purposes of calculating the amount of the filing fee only, as the aggregate maximum purchase price to be paid for all the outstanding Limited Partnership Units in the tender offer, based upon a price per Unit of $2,029.32, the net asset value per Unit at October 31, 2011, less $35 per Unit.

(2)          Calculated as $114.60 per $1,000,000 of the Transaction Valuation.

☒  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,529	Filing party: Kiewit Finance Group Inc.
Form or Registration No.: Schedule TO-T	Date Filed: November 1, 2011

☐  Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1

☐  issuer tender offer subject to Rule 13e-4

☒  going private transaction subject to Rule 13e-3

☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement and Transaction Statement filed on Schedule TO on November 1, 2011, as amended by Amendment No. 1 filed on November 15, 2011 (as so amended and supplemented, the “Schedule TO”) by Kiewit Finance Group Inc., a Delaware corporation (the “Company”).  The Schedule TO relates to the offer (the “Tender Offer”) by the Company to purchase all of the outstanding limited partnership units (“Units”) of Kiewit Investment Fund LLLP (the “Fund”), for cash, at a price equal to the net asset value per Unit determined as of November 30, 2011 less $35 per Unit, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 1, 2011 (the “Offer to Purchase”) and the related letter of transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer.”  Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

The Schedule TO and the Schedule 13e-3 are hereby amended and supplemented to include the following:

The Tender Offer expired at 11:59 p.m. (Central time), on Wednesday, November 30, 2011 (the “Expiration Date”). As of the Expiration Date, a total of approximately 10,641.845 Units were validly tendered and not properly withdrawn in the Tender Offer, which represent approximately 97.9% of all issued and outstanding Units.  The Company has accepted for payment all Units that were validly tendered and not properly withdrawn in the Tender Offer, and payment for such Units will be made promptly, in accordance with the terms of the Tender Offer at a price per Unit of $2,007.49, which is equal to $2,042.49, the NAV per Unit as of November 30, 2011, minus $35 per Unit.

As a result of the completion of the Tender Offer, as of the time immediately following the payment for the tendered Units, the Fund will have approximately 225.941 Units outstanding that are not held by the Company and there will be 5 Unitholders of the Fund, not including the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIEWIT FINANCE GROUP INC.

	By:	/s/ Tobin A. Schropp
	Name:	Tobin A. Schropp
	Title:	Vice President

Dated: December 1, 2011